Exhibit 99.2

UNDERWRITING AGREEMENT

November 8, 2023

Ero Copper Corp.

Suite 1050, 625 Howe Street

Vancouver, British Columbia

V6C 2T6

Attention:           David Strang, Chief Executive Officer and Director

Dear Sir:

BMO Nesbitt Burns Inc. (the “Lead Underwriter”), and Canaccord Genuity Corp., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from Ero Copper Corp. (the “Company”) in the respective percentages set forth in Section 21, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 8,510,000 common shares of the Company (the “Firm Shares”) on an underwritten “bought deal” basis at a price of US$12.35 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$105,098,500.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 1,276,500 common shares of the Company (the “Additional Shares”) at a price of US$12.35 per Additional Share for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on August 21, 2023. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated August 18, 2023 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures (as hereinafter defined), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (“BCI 44-503”) and the equivalent blanket orders adopted by the Canadian Securities Commissions (together with CSA Staff Notice 44-306 and BCI 44-503, the “WKSI Blanket Orders”) and includes all Documents Incorporated by Reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriters also understand that the Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-274097) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Shelf Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”.

In addition, the Underwriters also understand that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on November 8, 2023, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, U.S. Prospectus, Canadian Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “C” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 9:00 am (Eastern time) on November 7, 2023.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company hereby agrees to pay to the Lead Underwriter, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

Section 1      Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the BCBCA;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCI 44-503” has the meaning given to it in the third paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia, Toronto, Ontario, and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 9;

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Ero Copper Corp.;

“CSA Staff Notice 44-306” has the meaning given to it in the third paragraph of this Agreement;

“Debt Instrument” means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Company or any of the Subsidiaries is a party or by which any of their property or assets are bound;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Encumbrance” means any encumbrance of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, right of first refusal, acquisition right, privilege, easement, right of way, servitude, restrictive covenant, right of use or any other right or claim of any kind or nature whatsoever which affects ownership or possession of, or title to, any interest in, or right to use or occupy property or assets;

“Environmental Laws” has the meaning given to it in Section 7(38)(a);

“Environmental Permits” has the meaning given to it in Section 7(38)(b);

“Financial Statements” means, collectively (i) the audited consolidated financial statements of the Company as at December 31, 2022, the related notes thereto and the independent auditors’ report thereon; and (ii) the unaudited condensed consolidated financial statements of the Company as at and for the three and nine month period ended September 30, 2023 and the related notes thereto;

“FINRA” has the meaning given to it in the eighth paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Foreign Corruption Laws” has the meaning given to it in Section 7(33);

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Section 9;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“IT Systems and Data” has the meaning given to it in Section 7(64);

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Leased Premises” means the premises which are material to the Company (on a consolidated basis) and which are occupied under a tenancy by the Company and/or any of the Subsidiaries;

“Marketing Documents” means any marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), effect, event, occurrence, circumstance, violation or inaccuracy, as the case may be, that has or would reasonably be expected to (i) have a material adverse effect on the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), results of operations, cash flows, control, management or prospects of the Company and the Subsidiaries (on a consolidated basis); or (ii) result in any Offering Document containing a misrepresentation;

“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease, license, or other document (written or oral), to which the Company or the Subsidiaries are a party and which is material to the Company and the Subsidiaries (on a consolidated basis), including, but not limited to, the NX Gold Stream Agreement, the Note Indenture, the Notes, and the Senior Credit Facility Agreement;

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and the Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material fact means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Subsidiaries” means Ero Brasil Participações Ltda., Mineração Caraíba S.A., Ero Gold Corp., and NX Gold S.A.;

“Mining Rights” means all of the prospecting, exploration, development, production, ingress, egress, access and surface rights, mining and mineral rights, licenses, leases, permits, consents, approvals and authorizations in respect of the Properties;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(34);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Note Indenture” means the indenture dated February 2, 2022 entered into among the Company, certain guarantors, and Computershare Trust Company, N.A., as trustee, in connection with the offering of US$400 million aggregate principal amount of Notes;

“Notes” means the 6.50% senior unsecured notes of the Company due 2030 and issued pursuant to the Note Indenture;

“NX Gold Stream Agreement” means precious metals purchase agreement dated August 6, 2021 entered into between the Company and RGLD Gold AG;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning given to it in Section 7(31);

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Permits” has the meaning given to it in Section 7(33);

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

“Preliminary Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Properties” means all of the tenements, concessions and claims associated with the Caraíba Operations, Xavantina Operations and the Tucuma Project (as such terms are defined in the Prospectus) held indirectly by the Company through the Material Subsidiaries, as described, in all material respects, in the Technical Reports and the Offering Documents;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Sanctions” has the meaning given to it in Section 7(35);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Senior Credit Facility Agreement” means the second amended and restated credit agreement dated January 12, 2023, as amended on November 2, 2023, entered into among the Company, as borrower, Bank of Montreal, as administrative agent, joint lead arranger and sole bookrunner, Scotiabank as joint lead arranger, Canadian Imperial Bank of Commerce, as documentation agent, and the lenders party thereto from time to time, as lenders;

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Standard Listing Conditions” has the meaning given to it in Section 14(1)(g);

“Subsidiaries” means all of the subsidiaries of the Company, as set forth in Schedule “A” of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Technical Reports” means, collectively, the following technical reports of the Company: (i) “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil” dated December 22, 2022 with an effective date of September 30, 2022; (ii) “Technical Report on the Xavantina Operations, Mato Grosso, Brazil” dated May 12, 2023, with an effective date of October 31, 2022; and (iii) “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update” dated November 12, 2021 with an effective dated of August 31, 2021;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“WKSI Blanket Orders” has the meaning given to it in the third paragraph of this Agreement.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” –   Subsidiaries

Schedule “B” –    Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule “C” –    Pricing Terms Included in the Pricing Disclosure Package

Section 2              Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Company. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(3)	The Lead Underwriter shall promptly notify the Company when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3              Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1)	During the period of the Distribution of the Offered Shares, the Company shall co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)	subject to Section 7(1)(d), the Company shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b)	the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day that the Lead Underwriter has specified that the marketing materials will be first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4              Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries (on a consolidated basis);

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (x) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5              Deliveries to the Underwriters

(1)	The Company shall deliver or cause to be delivered to the Underwriters:

(a)	copies of the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters, which have been furnished by the Underwriters in writing for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Company’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6              Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply in all material respects with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7              Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)           Prospectus Matters.

(a)	The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required. The Company (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of March 7, 2023, the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately $1,865,500,066.80; and (ii) discloses in its audited financial statements (a) a gross revenue, derived from mining operations, of at least C$55,000,000 for the Company’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least C$165,000,000 in the aggregate over the Company’s three most recently completed financial years.

(b)	The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(c)	As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(d)	The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(e)	The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(2)	Good Standing of the Company. The Company (a) has been duly incorporated under the BCBCA and is up-to-date in all material corporate filings and in good standing under the BCBCA; (b) has all requisite corporate power and capacity to carry on its business as described in the Offering Documents and to own, lease and operate its properties and assets; (c) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property, the conduct of business or otherwise; and (d) has all requisite corporate power and capacity to issue and sell the Offered Shares, grant the Over-Allotment Option and to enter into and carry out its obligations under this Agreement.

(3)	Ownership of the Subsidiaries. Other than the Subsidiaries, the Company has no subsidiaries. The Company directly or indirectly legally and beneficially owns the percentage of the issued and outstanding shares of the Subsidiaries as set forth in Schedule “A", free and clear of all Encumbrances, other than as disclosed in the Offering Documents. Schedule “A” is true, complete and accurate in all respects. All of the outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares. None of the outstanding shares of the Subsidiaries was issued in violation of pre-emptive or similar rights. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Subsidiaries to issue or the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(4)	Good Standing of the Subsidiaries. Each of the Subsidiaries (a) has been duly incorporated or otherwise formed under the laws of its jurisdiction of incorporation, formation or existence and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, except where the failure to make a filing or be in good standing would not have a Material Adverse Effect; (b) has all requisite corporate power and capacity to carry on its business as described in the Offering Documents and to own, lease and operate its properties and assets; and (c) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property, the conduct of business or otherwise. None of the Subsidiaries, other than the Material Subsidiaries, hold any assets or have any obligations or liabilities that are material to the Company.

(5)	Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which, as of the close of business on November 7, 2023, 93,437,575 Common Shares were outstanding as fully paid and non-assessable common shares of the Company. The attributes of the Common Shares (including the Offered Shares) and the Over-Allotment Option conform in all material respects with their description in the Offering Documents. All of the issued and outstanding Common Shares have been issued in compliance with all Applicable Securities Laws and were not issued in violation of any pre-emptive rights or contractual rights to purchase securities of the Company.

(6)	No Shareholder or Voting Agreements. The Company is not a party to, nor is the Company aware of, any shareholders’ agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders’ rights plan or any similar plan or agreement.

(7)	Reporting Issuer Status. The Company is a “reporting issuer” not included in a list of defaulting reporting issuers maintained by the Canadian Securities Commissions in each of the Qualifying Jurisdictions.

(8)	Stock Exchange Listing, Filings and Fees. The Common Shares are duly listed and posted for trading on the TSX and NYSE and are registered pursuant to Section 12(b) of the U.S. Exchange Act. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the U.S. Exchange Act or de-listing the Common Shares from the TSX or NYSE, nor has the Company received any notification that the Commission, the TSX or NYSE is contemplating terminating such registration or listing.

(9)	Forward-Looking Information and Statements. No forward-looking statement or forward-looking information (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act or Canadian Securities Laws) included or incorporated by reference in the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith and in accordance with Applicable Securities Laws.

(10)	Offered Shares. The Firm Shares have been, and the Additional Shares will be, duly and validly created and authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities of the Company.

(11)	Transfer Agent. Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares and, through its offices in Canton, Massachusetts, Computershare Trust Company, N.A. has been duly appointed as the U.S. registrar and co-transfer agent for the Common Shares.

(12)	Absence of Rights. Other than as disclosed in the Offering Documents, and other than the Company’s stock options, share units or other securities issued pursuant to the Company’s stock option pan, share unit plan, deferred share unit plan or other equity compensation plans since September 30, 2023, no Person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. There are no contracts, agreements or understandings between the Company and any Person granting such Person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such Person or to require the Company to include such securities in the Offering.

(13)	Corporate Actions. All necessary corporate action has been taken by the Company so as to (a) authorize the execution, delivery and performance of this Agreement; (b) validly issue and sell the Offered Shares; and (c) grant the Over-Allotment Option.

(14)	Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(15)	Execution and Filing of Offering Documents. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Offering Documents, as applicable, and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws and in the United States under the U.S. Securities Laws, as applicable.

(16)	Necessary Consents and Approvals. Except for any consents and approvals: (i) as have been obtained and are in full force and effect, or (ii) as may be required under the rules of the TSX and the NYSE and state securities or blue sky laws of the various jurisdictions in which the Offered Shares are being offered, the distribution of the Offered Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party to be obtained by the Company.

(20)	Financial Statements. The Financial Statements: (a) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved or as noted therein, and comply as to form in all material respects with applicable accounting requirements of Applicable Securities Laws; (b) are, in all material respects, consistent with the books and records of the Company (on a consolidated basis), as applicable, and do not contain any misrepresentation with respect to the periods covered therein; (c) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company (on a consolidated basis), as applicable, for the periods covered thereby; (d) present fairly, in all material respects, the financial condition and cash flows of the Company (on a consolidated basis), as applicable, as at the dates thereof, and the results of their operations and the changes in their financial position and shareholders’ equity for the periods then ended; (e) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis), as applicable; and (f) do not omit to state any material fact that is required by the applicable generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(21)	ICFR and DC&P.

(a)	The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(b)	The Company maintains a system of internal disclosure controls and procedures applicable to financial reporting that complies with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators, designed by the Company’s Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as applied in Canada. The Company is not aware of any material weaknesses in such internal control over financial reporting. The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Company under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under such laws and that information required to be disclosed by the Company under such laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(c)	Since December 31, 2022, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d)	The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and the Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(22)	Independent Auditors. KPMG LLP, which has audited the financial statements of the Company for the financial year ended December 31, 2022, is an independent registered public accounting firm as required by the U.S. Securities Act and the rules and regulations of the SEC and the applicable rules and regulations adopted by the Public Company Oversight Board (United States) and are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and Canadian Securities Laws.

(23)	Reportable Events. There has not been any “reportable event” (within the meaning of NI 51-102) between the Company and its current and previous auditors.

(24)	No Material Changes. Subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents:

(a)	the Company and the Material Subsidiaries has carried on its business in the ordinary course and there has not been any material change in the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), results of operations, cash flows, ownership, control, management or prospects of the Company (on a consolidated basis);

(b)	neither the Company nor any of the Material Subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, has materially affected, is material to or will materially affect the Company (on a consolidated basis); and

(c)	there has been no Material Adverse Change.

(25)	Material Compliance with Laws. The Company and the Material Subsidiaries are, in all material respects, conducting their business in compliance with all applicable laws, rules and regulations of each jurisdiction in which their respective businesses are carried on or being operated and are licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their business to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except in respect of matters which do not or will not result in a Material Adverse Effect, and the Company and the Material Subsidiaries have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, regulations, licenses, registrations or qualifications which could have a Material Adverse Effect and will at the Closing Time and any Option Closing Time be valid, subsisting and in good standing.

(26)	Material Agreements. Other than as disclosed in the Offering Documents, all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Neither the Company, nor to the knowledge of the Company, no other party is in breach, violation or default of any material term, condition or covenant contained in any Material Agreement and no event has occurred which the notice or lapse of time or both would constitute such a default, in any such case which breach, violation, default or event would reasonably be expected to have a Material Adverse Effect on the Company.

(27)	No Default or Breach. The Company is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the issuance of the Offered Shares, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, or result in the creation or imposition of any Encumbrance upon the properties or assets of the Company under the terms or provisions of, whether after notice or lapse of time or both (a) any statute, rule or regulation applicable to the Company or the Material Subsidiaries, including Applicable Securities Laws; (b) the constating documents or board of directors (including committees thereof) or shareholders resolutions of the Company or the Subsidiaries; (c) any Material Agreement; or (d) any judgment, decree or order binding the Company or any Material Subsidiaries or the properties or assets of the Company or the Subsidiaries, which default, breach, conflict, violation or Encumbrance might reasonably be expected to have a Material Adverse Effect.

(28)	No Actions or Proceedings. Except as disclosed in the Offering Documents, there are no actions, proceedings or investigations pending against or affecting or, to the knowledge of the Company, threatened against the Company or any of the Material Subsidiaries or involving the assets, properties or business of the Company or any of the Material Subsidiaries, at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no judgments or orders against the Company or any of the Material Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Material Subsidiaries or their assets, properties or business are subject.

(29)	Anti-Bribery and Anti-Corruption Laws. None of the Company or any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of its Subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(30)	Anti-Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and the Subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(31)	OFAC Requirements. None of the Company nor any of the Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or other relevant sanctions authority (collectively, “Sanctions”), and the Company will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity (i) to fund or facilitate any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(32)	Properties and Mining Rights. Other than as disclosed in the Technical Reports and the Offering Documents: (i) the Company and the Material Subsidiaries are the legal and beneficial holders of and have good and marketable title to the Properties and all of the Mining Rights, all of which are valid and in good standing and free of Encumbrances except for such Encumbrances that do not interfere with the use made of such properties by the Company and its Material Subsidiaries; (ii) no other Mining Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and the Company knows of no claim or basis for any claim that might or could materially adversely affect the right of the Company or the Material Subsidiaries to use, transfer, access or otherwise exploit such Mining Rights or the Properties; (iii) the Company and the Material Subsidiaries have no responsibility or obligation to pay any commission, royalty, license fee, milestone payment or similar payment with respect to the Mining Rights; (iv) there are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any Person or entity to acquire any of the rights, title or interests in the Properties or the Mining Rights or minerals produced thereon; (v) the Material Subsidiaries hold the Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the applicable Material Subsidiaries to access, explore and exploit the mineral deposits relating thereto and otherwise to conduct the business of the Company and the Material Subsidiaries as currently conducted; and (iv) all such Mining Rights have been validly located and recorded in accordance with all applicable laws and are valid, in good standing and enforceable in accordance with their respective terms and neither the Company nor any of the Material Subsidiaries are in default of any of the provisions of any such Mining Rights, including by way of failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged, except to the extent that any default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(33)	Possession of Permits and Authorizations. The Company and the Subsidiaries hold all material permits, certificates, licences, approvals, consents, registrations and other authorizations (collectively, the “Permits”) issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Subsidiaries as currently conducted. The Company and the Material Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits are valid, in full force and effect and in good standing. The Company and the Material Subsidiaries have not received and are not otherwise aware of any notice of proceedings relating to the revocation, limitation or other adverse modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted, and to the knowledge of the Company no such revocation, limitation, other adverse modification or refusal has been threatened, which could reasonably be expected to have a Material Adverse Effect.

(34)	Environmental Matters. With respect to the Properties, since December 12, 2016, being the date the Company acquired an interest in Mineração Caraíba S.A. and NX Gold S.A., and except to the extent that any violation or other matter referred to below would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)	there has not been a breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(b)	there has not been any breach of Environmental Laws or Permits issued or made under applicable Environmental Laws (the “Environmental Permits”), to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws or Environmental Permits;

(c)	there have been no claims of, complaints of, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made or any notice of same;

(d)	no notice has been issued alleging or stating that any Person is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws;

(e)	all exploration, development, mining, refining, processing and other actions and operations have been conducted in accordance with good exploration, engineering, mining and production practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies; and

(f)	there are no ongoing environmental audits, evaluations, assessments, studies or tests being conducted.

(35)	No Indigenous or Native Claims. There are no material claims or actions with respect to indigenous or native rights currently threatened or pending against the Company or any of the Subsidiaries or with respect to the Properties. The Company does not have knowledge of any material land entitlement claims or indigenous land claims having been asserted or any legal actions relating to indigenous or community issues having been instituted with respect to the Properties, and no material dispute against the Company or any of the Subsidiaries or in respect of the Properties or any activities thereon with any local or indigenous or native group exists or is threatened or, to the knowledge of the Company, imminent.

(36)	Technical Reports. The Company is in material compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its Properties required thereby. The Technical Reports are the only technical reports in respect of the Properties currently in effect. The Technical Reports continue to remain current and complete pursuant to and comply in all material respects with the requirements of NI 43-101, and there is no new material scientific or technical information concerning any of the Properties since the effective date of the applicable Technical Report that would require a new technical report in respect thereof to be issued under NI 43-101. The Company and the Subsidiaries made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any misrepresentation at the time such information was provided. The scientific and technical information set forth in the Offering Documents, including the estimates of the mineral resources and mineral reserves of the Properties, has been prepared and disclosed in accordance with NI 43-101 and has been reviewed by a “qualified person” (within the meaning of NI 43-101) as required under NI 43-101. All material assumptions underlying such mineral resource and mineral reserve estimates are reasonable and appropriate and the information upon which such estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(45)	Employee Plans. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other employee plan contributed to, required to be contributed to or otherwise maintained by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or the Subsidiaries (collectively, “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(46)	Labour/Employment Matters. To the knowledge of the Company, no labour dispute (including any strike, lock-out or work slow-down or stoppage), complaint, grievance or other conflict with the current or former employees or consultants of the Company or the Material Subsidiaries currently exists or is pending, or to the knowledge of the Company, is threatened and the labour relations of the Company and the Material Subsidiaries which could have a Material Adverse Effect. Except as would not be reasonably be expected to have a Material Adverse Effect, the collective bargaining agreements currently in place to which the Company or any of the Material Subsidiaries are a party or otherwise bound are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Material Subsidiaries have performed all obligations in a timely manner under, and are in compliance with, all terms, conditions and covenants contained in such collective bargaining agreements and have not received any notification from any party claiming that the Company or any of the Material Subsidiaries is in breach, violation or default of any material term, condition or covenant contained in any such collective bargaining agreement and to the knowledge of the Company, no other party is in breach, violation or default of any material term, condition or covenant contained in any such collective bargaining agreement. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Material Subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or complaints or outstanding orders or settlements of a material nature against any of them under applicable human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety or similar legislation nor, to the knowledge of the Company, has any event occurred which may give rise to any such material claim or complaint which could reasonably be expected to have a Material Adverse Effect.

(47)	Taxes. (a) All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or the Subsidiaries have been paid; (b) all tax returns, declarations, remittances and filings required to be filed by the Company or the Subsidiaries have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact has been omitted therefrom which would make any of them misleading; (c) to the knowledge of the Company, no material examination of any tax return of the Company or of any of the Subsidiaries is currently in progress; and (d) there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Company or any of the Subsidiaries.

(48)	Real Property. The Company and the Material Subsidiaries have good and marketable title in fee simple to all real property, good and marketable title to all personal property owned by them, in each case free and clear of all liens, Encumbrances and defects except such as are described in the Offering Documents or such as do not materially affect the value of such property and do not interfere with the use made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company and the Material Subsidiaries.

(49)	Insurance. The Company and the Material Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets, including the Properties, in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent Persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect, except where the failure to maintain such insurance would not reasonably be expected to have a Material Adverse Effect, and not in default. Each of the Company and the Material Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. To the knowledge of the Company, the Company or the applicable Subsidiary, as applicable, will be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and, to the knowledge of the Company, neither the Company nor any of the Material Subsidiaries has failed to promptly give any notice of any material claim thereunder.

(50)	Indebtedness. The Company and the Material Subsidiaries are not a party to any Debt Instrument, other than those disclosed in the Offering Documents. Other than the Senior Credit Facility Agreement, the Company and the Material Subsidiaries do not have any material loans or other indebtedness made to or from any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at “arm’s length” with the Company or any of the Subsidiaries.

(51)	Passive Foreign Investment Company Status. The Company does not expect to be classified as a passive foreign investment company within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for its prior taxable year, the year of the Offering or in the foreseeable future.

(52)	Fees and Commissions. Other than the Underwriters (or any Selling Firm) pursuant to this Agreement, there is no Person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering.

(53)	Stabilization. Neither the Company nor any Subsidiary has taken, nor will the Company or any Subsidiary take, directly or indirectly, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(54)	Minute Books. The minute books and material records of the Company and the Subsidiaries which the Company has made available to the Underwriters and their counsel Cassels Brock & Blackwell LLP and Skadden, Arps, Slate, Meagher & Flom LLP in connection with their due diligence investigation of the Company and the Subsidiaries are all of the minute books and all of the material records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all material proceedings of securityholders and board of directors (and committees thereof) and are complete in all material respects.

(55)	Cybersecurity. There has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (i) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(56)	Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(57)	Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section 8              Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

Section 9               Indemnity, Contribution and Limitation of Liability

(1)	The Company hereby covenant and agree to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that is made or threatened against any Indemnified Party or in enforcing their rights under this Section 9 (each, a “Claim” and collectively, the “Claims”) to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a)	(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus, or (B) in any Marketing Documents, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Marketing Documents, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b)	any omission or alleged omission to state (A) in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any Marketing Documents, any material fact required to be stated in such document or necessary to make any statement, in light of the circumstances under which they were made, in such document not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(c)	any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from (A) any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) any Marketing Documents, preventing or restricting the trading in or the sale or distribution of the Offered Shares; provided, however, that the Company will not be liable in any such case to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(d)	the non-compliance or alleged non-compliance by the Company with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e)	any breach by the Company of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim was caused by or resulted from an Indemnified Party’s breach of this Agreement or breach of applicable laws, or the fraud, negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Company to such Indemnified Party in respect of such Claim and thereafter this Section 9(1) shall cease to apply to such Indemnified Party in respect of such Claim.

(2)	The Indemnifying Parties agree to waive any right they may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this Section 9.

(3)	Promptly after receiving notice of an action, suit, proceeding or claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, such Indemnified Party will notify the Company and the Underwriters in writing of the particulars thereof, provided that the omission to so notify the Company shall not relieve the Company of any liability which the Company may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the Company’s substantive rights or the defense of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company has under this Section 9. The Company may at its election and at its own expense, assume the defence of any action, suit, proceeding or claim in respect of which indemnification may be sought under this Section 9, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. If the Company undertakes, conducts and controls the settlement or defence of any action, suit, proceeding or claim, an Indemnified Party shall have the right to participate in the settlement or defence of same. Any Indemnified Party may retain counsel of its own choice to separately represent it in the defence of a Claim, which shall be at the expense of the Company if: (i) the Company does not promptly (or in any event, within ten days of notice thereof) assume the defence of the Claim; (ii) the Company agrees to separate representation; or (iii) such Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Company’s or such Indemnified Party’s respective interests or additional defences are available to such Indemnified Party such that representation by the same counsel would be inappropriate. The Company will not, without the Indemnified Party’s and the Underwriters’ prior written consent (such consent not to be unreasonably withheld, conditioned of delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 9 (whether or not any Indemnified Party is a party thereto).

(4)	If for any reason the foregoing indemnification under this Section 9 is unavailable (other than in accordance with the terms of this Section 9) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event, to the extent permitted by applicable law, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims any amount in excess of the Underwriting Fee actually received by the Indemnified Parties pursuant to this Agreement.

(5)	The Company hereby acknowledges that each of the Underwriters acts as trustee for each of the other Indemnified Parties related thereto of the Company’s covenants and obligations under this Section 9 to such Persons and each of the Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

(6)	The Company agrees that, in the event that the Company is held to be entitled to contribution from any Indemnified Party under the provisions of any statute or at law, such contribution shall be limited to an amount not exceeding the lesser of: (a) the portion of the full amount of the loss or liability giving rise to such contribution for which such Indemnified Party is responsible; and (b) the amount of the fees actually received by such Indemnified Party from the Company.

(7)	The Company agree that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or any Person asserting claims on any Company’s behalf or in right for or in connection with the performance of professional services rendered by the Indemnified Parties under this Agreement, whether performed before or after the execution of this Agreement, or otherwise in connection with the matters referred to in this Agreement, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the breach of this Agreement or breach of applicable laws by, or the fraud, negligence or wilful misconduct of, such Indemnified Party.

(8)	The indemnity, contribution and other obligations and agreements of the Company under this Section 9 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section 10            Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Company will use its reasonable best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Company will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	The Company shall not, directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which you acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld provided that, notwithstanding the foregoing, the Company may (i) grant options, share units or other securities pursuant to the Company’s stock option plan, share unit plan, deferred share unit plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; or (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding on November 6, 2023.

(4)	Except for any Common Shares that are issued pursuant to the exercise of stock options or settlement of share units where such stock options or share units have an expiry date or settlement date, as applicable, on or prior to January 2, 2024, the Company will cause each of its executive officers and directors to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter, evidencing their agreement not to sell, or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar business combination transaction and other than securities sold to satisfy the exercise price or the tax obligations on the exercise of convertible securities of the Company held by such person.

Section 11             All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12             Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Lead Underwriter, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	there shall have occurred any material change or have arisen or been discovered any new material fact, other than a material fact relating solely to any of the Underwriters, required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case, that would be expected to, in the opinion of the Underwriter, acting reasonably, have a significant adverse effect on the market price or value of the Offered Shares;

(b)	any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX, NYSE or any securities regulatory authority, unless solely based on the activities or alleged activities of the Underwriters, which, in the reasonable opinion of the Underwriter, acting reasonably, prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Company;

(c)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the reasonable opinion of the Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries (on a consolidated basis); or

(d)	the Company is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement terminates automatically under Section 13, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13             Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on November 14, 2023, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters (respectively, the “Closing Time” and the “Closing Date”).

Section 14             Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Company contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Company of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Blake, Cassels & Graydon LLP, the Company’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company’s U.S. counsel, or other local counsel as required, addressed to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a “10b-5 letter” addressed to the Underwriters;

(c)	a “10b-5 letter”, dated the Closing Date and the Option Closing Date, as applicable, from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	a legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from the Company’s Brazilian legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to Ero Brasil Participações Ltda., Mineração Caraíba S.A. and NX Gold S.A., subject to customary limitations, assumptions and qualifications, relating to: (i) the incorporation, formation and existence of such Subsidiaries under the laws of Brazil; (ii) the authorized and issued capital of such Subsidiaries, and the ownership thereof; and (ii) such Subsidiaries having the requisite corporate power, capacity and authority under the laws of Brazil to carry on their respective businesses as presently carried on, and to own, lease and operate their respective property and assets;

(e)	a legal opinion, dated as of the Closing Date, from the Company’s Brazilian legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, with respect to title and ownership rights in the Properties;

(f)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g)	evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(h)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(i)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and NYSE; and the incumbency and signatures of signing officers of the Company;

(j)	at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and the Material Subsidiaries, dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(k)	at the Closing Time, executed lock-up agreements from each of the directors and senior officers of the Company pursuant to Section 10(4); and

(l)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 15             Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part, by delivering notice to the Company not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Company.

(3)	At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16             Expenses

The Company will be solely responsible for all expenses related to the Offering, including all fees and disbursements of its counsel, its “out of pocket” costs, printing costs, translation costs, filing fees, the Underwriters’ reasonable “out of pocket” costs, and all fees and disbursements of the Underwriters’ counsel (up to a maximum of US$350,000), whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be deductible from the gross proceeds of the Offering at the Closing Time.

Section 17             No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18             Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Ero Copper Corp.
Suite 1050, 625 Howe Street
Vancouver, BC
V6C 2T6

Attention:	David Strang, Chief Executive Officer
Email:	[Redacted: personal information.]

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP
1133 Melville Street
Suite 3500, The Stack
Vancouver, BC V6E 4E5

Attention:	Bob Wooder
Email:	[Redacted: personal information.]

Attention:	Kathleen Keilty
Email:	[Redacted: personal information.]

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100

P.O. Box 226 Toronto, Ontario M5K 1J3

Attention:	Christopher J. Cummings
Email:	[Redacted: personal information.]

and in the case of the Lead Underwriter (on behalf of the Underwriters), be addressed and emailed or delivered to:

BMO Nesbitt Burns Inc.
Suite 1700 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention:	Jamie Rogers
Email:	[Redacted: personal information.]

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario
M5H 0B4

Attention:	Chad Accursi
Email:	[Redacted: personal information.]

-and-

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario
M5K 1J5

Attention:	Ryan Dzierniejko
Email:	[Redacted: personal information.]

The Company and the Lead Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

Section 19             Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Lead Underwriter on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriter.

Section 20             Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 21             Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

BMO Nesbitt Burns Inc.	50.0%
Canaccord Genuity Corp.	15.0%
CIBC World Markets Inc.	10.0%
Scotia Capital Inc.	5.0%
TD Securities Inc.	5.0%
Cormark Securities Inc.	2.5%
National Bank Financial Inc.	2.5%
Paradigm Capital Inc.	2.5%
PI Financial Corp.	2.5%
Raymond James Ltd.	2.5%
Stifel Nicolaus Canada Inc.	2.5%
TOTAL:	100%

(2)	In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 21(1) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents 10% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (or jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 10% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters and the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the continuing Underwriters purchase more Offered Shares pursuant to this Section 21(2) than they otherwise would have pursuant to this Agreement, the continuing Underwriters shall have the right, by notice to the Company, to postpone the Closing Time or the Option Closing Time, as the case may be, for such period not exceeding five Business Days as they shall determine and notify the Company in order that required changes, if any, to the Offering Document or to any other documents or arrangements may be effected. Nothing in this Section 21(2) shall oblige the Company to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Company any Underwriter which shall be in default of its obligations under this Agreement.

(3)	Without affecting the firm obligation of the Underwriters to purchase from the Company the Firm Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Firm Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than $12.35 per Firm Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Fee realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Firm Shares is less than the gross proceeds to be paid by the Underwriters to the Company for the Firm Shares and such reduced price sales will not affect the net proceeds to be received by the Company under the Offering.

Section 22             Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23             Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the engagement letter dated November 6, 2023 between the Company and the Lead Underwriter, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24             Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 25             Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 26             Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
	Name:	Jamie Rogers
	Title:	Managing Director

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: David Sadowski
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Matt Dugaro
Name: Matt Dugaro
Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Darren Grant
Name: Darren Grant
Title: Managing Director

TD SECURITIES INC.

By:	/s/ Dorian Cochran
Name: Dorian Cochran
Title: Managing Director

CORMARK SECURITIES INC.

By:	/s/ Kevin Carter
Name: Kevin Carter
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ Morten Eisenhardt
Name: Morten Eisenhardt
Title: Managing Director

PARADIGM CAPITAL INC.

By:	/s/ Scott Lendrum
Name: Scott Lendrum
Title: Director

PI FINANCIAL CORP.

By:	/s/ Russell Mills
Name: Russell Mills
Title: Managing Director

RAYMOND JAMES LTD.

By:	/s/ Gavin McOuat
Name: Gavin McOuat
Title: Senior Managing Director

STIFEL NICOLAUS CANADA INC.

By:	/s/ Dan Barnholden
Name: Dan Barnholden
Title: Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

ERO COPPER CORP.

By:	/s/ David Strang
	Name:	David Strang
	Title:	Chief Executive Officer and Director

SCHEDULE “A”

SUBSIDIARIES

[Redacted: commercially sensitive information.]

A-1

SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE COMPANY’S

CANADIAN COUNSEL OPINION

(a)           each of the Company and Ero Gold Corp. is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)           each of the Company and Ero Gold Corp. has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)           the Company’s ownership interest in Ero Gold Corp.;

(d)           the authorized and issued capital of the Company and Ero Gold Corp.;

(e)           all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(f)            the Firm Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor and, upon full payment therefor, and the issue thereof, the Firm Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(g)           the Additional Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Company upon full payment therefor and, upon full payment therefor, and the issue thereof, the Additional Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(h)           the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Firm Shares and Additional Shares;

(i)            all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(j)            this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

B-1

(k)           the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Firm Shares and Additional Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(l)            Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(m)          all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through Persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(n)          subject to the qualifications, assumptions, limitations, and understandings set out in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects.

B-2

SCHEDULE “C”

PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$12.35.

The number of Common Shares purchased by the Underwriters is 8,510,000.

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 1,276,500 Common Shares at US$12.35 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters receive 5.0% cash commission.

Issuer Free Writing Prospectuses

None.

C-1